Exhibit 99.1

PRESS RELEASE

CRESCENT POINT ENERGY SHAREHOLDERS APPROVE ALL RESOLUTIONS AT ANNUAL MEETING OF SHAREHOLDERS

May 7, 2015 CALGARY, ALBERTA. Crescent Point Energy Corp. (“Crescent Point” or the “Company”) (TSX and NYSE: CPG) held its Annual and Special Meeting of Shareholders on May 7, 2015, in Calgary. A total of 202.94 million shares, representing 45.03% of common shares, were represented in person or by proxy at the meeting.

During the regular business proceedings at the meeting, shareholders approved the resolutions below. For comparison, the Company has also included the voting results in favour of resolutions that were passed at last year’s Annual and Special Meeting of Shareholders, which had approximately 50.60% of common shares represented in person or by proxy.

1.  Fixing Number of Directors

The appointment of eight board members for the ensuing year was approved by a show of hands. Proxies and in-person votes were received as follows:

Votes For	Percent	Against	Percent	2014 Votes For
202,138,931	99.73%	554,555	0.27%	99.58%

2.  Election of Directors

The eight director nominees proposed by management were elected by a show of hands. Proxies and in-person votes were received as follows:

Nominee	Votes For	Percent	Withheld	Percent	2014 Votes For
Rene Amirault	194,766,233	99.57%	847,565	0.43%	99.71%
Peter Bannister	195,017,096	99.69%	596,675	0.31%	99.78%
Laura Cillis	195,336,288	99.86%	277,510	0.14%	N/A
D. Hugh Gillard	195,024,399	99.70%	589,399	0.30%	94.95%
Robert F. Heinemann	195,031,463	99.70%	582,308	0.30%	99.79%
Gerald A. Romanzin	194,890,920	99.63%	722,878	0.37%	95.17%
Scott Saxberg	195,145,917	99.76%	467,881	0.24%	99.80%
Gregory G. Turnbull, QC	149,694,161	76.53%	45,919,637	23.47%	70.09%

3.  Appointment of Auditors

The appointment of PricewaterhouseCoopers LLP as Crescent Point’s auditors was approved by a show of hands. Proxies and in-person votes were received as follows:

Votes For	Percent	Withheld	Percent	2014 Votes For
202,256,033	99.76%	493,988	0.24%	98.96%

4.  Amendment to the Restricted Share Bonus Plan

The amendment to the restricted share bonus plan was approved by ballot. Proxies and in-person votes were received as follows:

Votes For	Percent	Against	Percent	2014 Votes For
174,687,935	89.30%	20,925,861	10.70%	N/A

5.  Advisory Vote on Executive Compensation

The resolution to accept the Company’s approach to executive compensation, the full text of which is set forth in the Information Circular, was approved by a show of hands. Proxies and in-person votes were received as follows:

Votes For	Percent	Against	Percent	2014 Votes For
190,380,135	97.32%	5,233,661	2.68%	56.67%

“In early 2014, we initiated a review of our executive compensation, including retaining an independent compensation expert. Although the majority of shareholders subsequently voted in favour of the previous compensation plan, a significant amount of shareholders did not. We then invited all major shareholders into a dialogue to provide feedback. We are very pleased that the revised compensation plan, including a new long-term incentive plan based on a rolling three-year historical performance, has been so well-received by our shareholders,” said Hugh Gillard, the chair of Crescent Point’s compensation committee.

The biographies of Crescent Point’s board members and more details about the Company’s corporate governance practices are available on www.crescentpointenergy.com.

Crescent Point is one of Canada’s largest light and medium oil producers, with an annual dividend of CDN$2.76 per common share.

CRESCENT POINT ENERGY CORP.

Scott Saxberg,
President and Chief Executive Officer

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Greg Tisdale, Chief Financial Officer, or Trent Stangl, Vice President Marketing and Investor Relations.

Telephone: (403) 693-0020                                                       Toll-free (U.S. & Canada): 888-693-0020
Fax:              (403) 693-0070                                                       Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and the New York Stock Exchange, both under the symbol CPG.

Crescent Point Energy Corp.
Suite 2000, 585-8th Avenue S.W.
Calgary, Alberta T2P 1G1